Exhibit 99.1

ASX ANNOUNCEMENT

May 3, 2013

Genetic Technologies executes agreement with nationwide Provider Network

Melbourne, Australia; May 3, 2013: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE), is pleased to advise that it has executed an agreement with Three Rivers Provider Network, Inc. of Chula Vista, California, USA.

Three Rivers Provider Network (“TRPN”) claims to be the largest supplemental PPO Network Foundation in the US, providing healthcare benefits to more than 10 million members, at more than 1 million locations nationwide.

Under the agreement, BREVAGenTM patients covered by insurers that are part of the TRP Network will have their claims adjudicated as “in network”, expediting the claim processing at an agreed discount.

The agreement with TRPN is the fifth such credentialing agreement executed between the Company and similar US Preferred Provider Organisations (“PPOs”) and increases the total number of covered lives, for which its BREVAGenTM test could be adjudicated as “in-network”, to more than 23 million.

The impact of this credentialing has been clearly demonstrated in reviewing reimbursement claims for the BREVAGenTM test since its launch. As reported recently by the Company in its March 2013 Quarterly Activities Report, the average reimbursement received in respect of claims that were adjudicated as “in-network” was more than 25% higher than the amounts received in respect of claims that were adjudicated as “out of network”, with the time taken to collect the funds also being materially shorter.

Importance of credentialing contracts executed with Preferred Provider Organisations

As mentioned, credentialing with PPOs such as TRPN allows for expedited claim adjudication as “in-network”. This provides improved cash flow via faster payment while still obtaining an acceptable level of reimbursement, and also reduces the costs incurred through appealing denials. Once BREVAGenTM sample volumes reach a significant level and Genetic Technologies has gathered any necessary clinical utility data, the Company will approach insurers directly to contract.

A PPO is a managed care organisation of medical doctors, hospitals and other health care providers who has covenanted with an insurer or a third-party administrator to provide health care at reduced rates to the insurer’s or administrator’s clients. Credentialing is a process whereby provider organisations such as physicians, care facilities and ancillary providers (including testing service providers such as GTG’s subsidiary, Phenogen Sciences) contract directly with the PPO. Contracts with PPOs are fundamental to having claims for the BREVAGenTM test adjudicated “in-network”.

Credentialing contracts have now been executed with Three Rivers Provider Network, Prime Health Services, National Preferred Provider Network / PlanCare America / Ohio Preferred Provider Network LLC (NPPN / OPPN), Galaxy Health Network and Fortified Provider Network. The Company is now actively pursuing agreements with other PPOs in order to further extend access to an increased number of covered lives.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison J. Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About BREVAGenTM

The BREVAGenTM breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer. The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer. The BREVAGenTM test may be especially useful for women predisposed to hormone dependant breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid). The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species. Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio. Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and of 1995. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.